

Urvin Finance Inc.

Financial Statements

June 30, 2022

Urvin Finance Inc.

Table of Contents
June 30, 2022



Independent Auditors' Report

To the Board of Directors
Urvin Finance Inc.

Opinion

We have audited the accompanying financial statements Urvin Finance Inc. (the Company), which comprise the balance sheets as of June 30, 2022 and 2021, and the related statements of operations and comprehensive loss, changes in members' equity and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has recurring operating losses and cash flow deficits from operations that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements. In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Baker Tilly US, LLP

San Diego, California
September 25, 2025

Urvin Finance Inc.

Balance Sheet
June 30, 2022

Assets

Current Assets

Cash and cash equivalents	$	216,994
Prepaid expenses		2,471
Total current assets		219,465
Fixed assets, net		2,910
Total assets	$	222,375

Liabilities and Stockholders' Deficit

Current Liabilities

Accounts payable and accrued expenses	$	237,686
Total current liabilities		237,686

Other Liabilities

Simple Agreement for Future Equity (SAFE)		1,208,039
Total other liabilities		1,208,039
Total liabilities		1,445,725

Stockholders' Deficit

Common stock, restricted, $0.00001 par value; 10,000,000 shares authorized, 6,600,000 shares issued and outstanding at June 30, 2022	66
Additional paid-in capital	3,806
Accumulated deficit	(1,227,222)
Total stockholders' deficit	(1,223,350)

Total liabilities and stockholders' deficit	$	222,375

See notes to financial statements

Urvin Finance Inc.

Statement of Operations
Year Ended June 30, 2022

Revenues

Revenue	$	124,156
Costs and expenses		
Cost of revenues		844,121
General and administrative		506,061
Total operating expenses		1,350,182
Loss from operations		(1,226,026)
Other Income		
Interest income		4
Total other income		4
Net Loss	$	(1,226,022)

Urvin Finance Inc.

Statement of Changes in Stockholders' Deficit
Year Ended June 30, 2022

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Balance, June 30, 2021	6,600,000	$ 66	$ -	$ (1,200)	$ (1,134)
Forfeiture of founder shares	(1,580,000)	(16)	-	-	(16)
Issuance of common stock upon grant	1,600,000	16	3,024	-	3,040
Stock-based compensation	-	-	22	-	22
Issuance of Restricted Common Stock	400,000	-	760	-	760
Net loss	-	-	-	(1,226,022)	(1,226,022)
Balance, June 30, 2022	7,020,000	$ 66	$ 3,806	$ (1,227,222)	$ (1,223,350)

Urvin Finance Inc.

Statement of Cash Flows
Year Ended June 30, 2022

Cash Flows From Operating Activities		
Net loss	$	(1,226,022)
Adjustments to reconcile net loss to net cash flows		
used in operating activities:		
Depreciation		469
Stock-based compensation expense		782
Changes in operating assets and liabilities:		
Prepaid expenses		(2,471)
Stock subscriptions receivable		66
Accounts payable and accrued expenses		236,486
Net cash used in operating activities		(990,690)
Cash Flows From Investing Activities		
Purchase of property and equipment		(3,379)
Net cash used in investing activities		(3,379)
Cash Flows From Financing Activities		
Proceeds from issuance of SAFE		1,208,039
Proceeds from issuance of common stock		3,024
Net cash flows provided by financing activities		1,211,063
Net change in cash and cash equivalents		216,994
Cash and Cash Equivalents, Beginning		-
Cash and Cash Equivalents, Ending	$	216,994

1. **Nature of Business**

   Urvin Finance Inc. (the Company) was incorporated under the laws of the state of Delaware on June 28, 2021. The Company is developing an investment education platform for retail investors, which they intend to use for collaborative due diligence and investment education led by experts.

   The Company is subject to risks and uncertainties common to early-stage companies, including, but not limited to, completion of product development efforts, commercialization of products, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, and ability to secure additional capital to fund operations.

2. **Going Concern**

   As of June 30, 2022, the Company had cash totaling $216,994 and loss from operations of $1,226,022. The Company has generated advertising and grant revenues but has not yet generated revenues relating to their core platform. Accordingly, the Company has an immediate need to raise capital in order to pursue its business plan. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern include plans to raise additional funds to meet obligations through equity financing. The Company's ability to meet its obligations as they become due is dependent upon its ability to obtain external capital financing. However, there can be no assurances that the Company will be successful in its efforts to raise capital.

   The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

3. **Summary of Significant Accounting Policies**

   The summary of significant accounting policies presented below is designed to assist in understanding the financial statements. The financial statements and accompanying notes are the representations of management, who is responsible for their integrity and objectivity. Management believes that these accounting policies conform to accounting principles generally accepted in the United States of America (GAAP) in all material respects and have been consistently applied in preparing the accompanying financial statements.

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   For purposes of the statement of cash flows, the Company considers all cash accounts and short-term investments with a maturity of three months or less when purchased to be cash equivalents. The Company had cash equivalents totaling $216,994 as of June 30, 2022.

Start-Up Costs

The Company accounts for start-up costs in conformity with the provisions of Accounting Standards Codification (ASC Topic 720), *Other Expenses*. Costs incurred in conjunction with start-up activities are expensed as incurred unless those costs qualify for capitalization under GAAP.

Revenue Recognition

The Company recognizes revenue from contracts with customers in accordance with Accounting Standards Codification (ASC) Topic 606, *Contracts With Customers (ASC 606)*. In general, the Company determines the amount of revenue to be recognized through the application of the following steps:

- Identification of the contract or contracts with the customer

- Identification of the performance obligation(s) in the contract

- Determination of the transaction price

- Allocation of the transaction price to the performance obligations in the contract

- Recognition of revenue when or as, the Company satisfies a performance obligation

Revenue from all arrangements is recognized when control of the promised products or services is transferred to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to for those products and services.

The Company generates its revenues from development and data engineering services, and advertising sponsorship revenue, which as described below, is recognized over time.

Performance Obligations

The Company enters into contracts with customers that, at times, include multiple promises that may or may not represent promises to transfer multiple performance obligations. A performance obligation is a promise in a contract with a customer to transfer products or services that are concluded to be distinct. Determining whether services are distinct performance obligations that should be accounted for separately or combined as one unit of accounting may require significant judgment.

The Company's contracts for providing development and data engineering services are generally considered to include multiple performance obligations that are combined into one unit of accounting as they have the same or substantially the same pattern of delivery over the same or substantially same period of performance. The Company's contracts for advertising sponsorship generally contain a single performance obligation.

The Company allocates the transaction price to each performance obligation based on their relative stand-alone selling price (SSP). The SSP of a performance obligation is the price at which the Company would sell a promised product or service separately to a customer. Judgment is required to determine the SSP for each distinct performance obligation.

The Company determines SSP by considering the price at which it sells a performance obligation separately from all other performance obligations, or in the absence of such information, based upon its overall pricing objectives and market conditions. In instances where the Company does not sell or price a product or service separately, the Company determines SSP using information that may include both market conditions and observable inputs or certain unobservable inputs. As the Company's practices evolve, the Company may modify its pricing practices in the future, which could result in changes to SSP.

Development and Data Engineering

The Company's contracts for development and data engineering services are typically fixed-price contracts. The Company recognizes revenue from its development and data engineering contracts over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer. The Company provides its customers with a significant service of developing and engineering services into a final technical deliverable report, and are therefore generally accounted for as single performance obligations. The Company recognizes revenue using the labor hours method input method, based on hours expended to date.

Advertising Revenue

The Company's contracts for advertising sponsorship services are typically fixed-price contracts. The Company recognizes revenue from its advertising contracts over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer. The Company recognizes revenue using the time elapsed input method, typically on a straight-line basis as the benefits of the advertising are transferred to the customer evenly over time.

Concentration of Credit Risk

During the year ended June 30, 2022 and 2021, no customer accounted for over 10% of the Company's accounts receivables. There were no customer concentrations of the Company's revenues during the year ended June 30, 2021. The concentration of the Company's revenues with its largest customers as a percentage as of June 30, 2022 is as follows:

	2024	
Customer A	50	%
Customer B	48	

Advertising Costs

Advertising costs are expensed as incurred. For the years ended June 30, 2022 and 2021, advertising costs expensed were approximately $882 and $-0-, which are included as a component of general and administrative in the accompanying statements of operations.

Stock-Based Compensation

The Company grants restricted stock agreements and common stock options to employees in conformity with the provisions of ASC Topic 718, *Share Based Payments*. All stock-based payments to employees are recognized in the statement of operations based on their fair values at the date of grant and compensation expense is recognized over the related service periods in which the awards are expected to vest.

Income Taxes

The Company accounts for income taxes under the asset and liability approach following the provisions of ASC 740, *Accounting for Income Taxes*. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. A valuation allowance is recorded to reduce deferred tax assets when uncertainty regarding their reliability exists. Uncertain tax positions are recognized and measured following the more-likely-than-not threshold for financial statement recognition and measurement for tax positions taken or expected to be taken in a tax return.

As of June 30, 2022, the Company had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future.

Simple Agreements for Future Equity (SAFE) Notes

At various dates in 2022, the Company issued Simple Agreement for Future Equity (SAFE) to several investors in exchange for aggregate cash consideration of $1,208,000. The SAFE provides the investor with the right to receive equity in the Company upon the occurrence of a qualified equity financing, a liquidity event, or dissolution (as defined). The SAFE includes a post-money valuation cap of $15,000,000 and a discount rate of 80%.

The SAFE notes are classified as liabilities on the balance sheet. The SAFE notes do not bear interest, have no stated maturity date, and do not provide holders with voting rights or impose financial covenants on the company. Upon a qualifying Equity Financing event (as defined), the SAFE notes automatically convert into preferred stock at a price determined by the agreement, while in the event of a Liquidity or Dissolution Event (as defined), holders are entitled to receive a cash payment equal to the greater of their original purchase amount, or the number of shares of common stock equal to the original purchase amount divided by the liquidity price. SAFE holders are not entitled to dividends prior to conversion, except for a pro rata amount if the Company pays dividends on common stock while the notes are outstanding.

The outstanding balance of the SAFE notes are initially recognized at the proceeds received and subsequently measured at fair value, with changes in fair value recognized in the statement of operations.

4. **Common Stock**

The Company has authorized the issuance of 10,000,000 shares of common stock with a par value of $0.00001, of which 2,980,000 are reserved pursuant to the Company's 2021 Stock Option and Grant Plan (Note 5). At various dates during 2022, holders of Common Stock forfeited 1,580,000 shares of common stock for an aggregate repurchase price of $16. On March 31, 2022, the Company sold 1,600,000 shares of common stock to a founder of the Company at $0.0019 per share for an aggregate purchase price of $3,024.

Restricted Common Stock

The Board may sell restricted stock to persons eligible to receive awards, subject to such restrictions, conditions and other terms as the Board may determine. Holders of restricted stock generally have the right to vote such stock and to receive any dividends declared or paid with respect to such stock; any cash dividends will be retained by the Company and released only upon the vesting of the restricted stock to which such dividends relate and any noncash dividends will be subject to the same vesting and forfeiture conditions as the restricted stock to which such dividends relate.

On June 28, 2021, the Company sold 6,600,000 shares of restricted stock at $0.00001 per share to founders of the Company. Separately, on June 28, 2021, the Company granted 1,600,000 shares of restricted stock to a founder of the Company. The shares granted vest 25% on the first anniversary of the grant date, and the remaining in equal monthly installments over 36 months. All vesting is dependent on the continuation of the Stockholder's Business Relationship, as defined by the stock restriction agreement, with the Company on the applicable vesting date. Unvested shares and vested shares are subject to certain transfer restrictions set forth in the agreement. The Stockholder may not sell, assign, transfer, pledge, hypothecate, gift, mortgage or otherwise encumber or dispose of all or any of the unvested shares, except to the Company (or any successor to the Company). The Stockholder may not transfer any vested shares to any individual, corporation, partnership or other entity that engages in any business activity that is in competition, directly or indirectly, with the products or services being developed, manufactured or sold by the Company.

Urvin Finance Inc.

Notes to Financial Statements
June 30, 2022

The following table shows the Restricted Stock outstanding during the year ended June 30, 2022:

	Restricted Stock Shares	Weighted-Average Grant Date Fair Value
Outstanding, unvested and expected to vest, July 1, 2021	1,600,000	$ 0.19
Granted	-	-
Vested	(400,000)	0.19
Outstanding, unvested and expected to vest, June 30, 2022	1,200,000	0.19

The Company recorded stock compensation expense related to the Restricted Stock issued of approximately $760 for the year ended June 30, 2022. As of June 30, 2022, total unrecognized compensation expense related to Restricted Stock totaled approximately $2,280, which is expected to be recognized over a weighted average remaining period of 3 years.

5. **Stock Options**

On June 28, 2021, the Company adopted the 2021 Stock Option and Grant Plan (the Plan), which reserved 1,400,000 shares of common stock for the issuance of incentive and nonqualified stock options or restricted stock, which may be made to any employee, officer, director, consultant or other advisor providing services to the Company. The Plan, which is administered by the Board of Directors, permits the Company to sell or award restricted common stock or to grant incentive and nonqualified stock options for the purchase of common stock.

The awards generally vest 25% on the first anniversary of the grant date, and the remaining in equal monthly installations over 36 months, and are exercisable generally at a price equal to the fair market value on the date of the grant. Vested options may be exercised at any time before the expiration (no more than ten years from the date of the grant) in accordance with the plan document. On October 28, 2021, the Company amended its plan to reserve 2,980,000 shares for future issuance.

The Company calculates the estimated value of options granted to both employees and nonemployees using the Black-Scholes option pricing model and records the related compensation expense over the requisite service period, normally the vesting life of the award, on a straight-line basis. The Black-Scholes model requires the input of highly subjective assumptions including the expected term, volatility, forfeiture rate, risk-free interest rate and dividend yield. The estimated expected term of an award is determined by reference to the simplified method commonly used in the absence of significant and meaningful option history. The Company has estimated the expected volatility by reference to historical volatilities of similar publicly traded companies' common stock over the most recent period commensurate with the estimated expected term of the awards. The risk-free interest rate is based on the U.S. Treasury bond rate in effect at the time of grant. The dividend yield is based on the average dividend yield over the expected term of the option. Forfeitures are accounted for as they occur.

The fair value of each option was estimated on the date of grant. For all options granted during the year ended June 30, 2022, the following assumptions were used:

	2022
Stock price volatility	80.00 %
Expected term	7.00 years
Risk-free interest rate	1.63 %
Dividend yield	- %

The fair value of the Company's common stock is determined by the Company's management and approved by the Board of Directors. In the absence of a public trading market for the Company's stock, the Company's management and Board of Directors consider objective and subjective factors in determining the fair value of the Company's common stock, including a fair value analysis prepared by an independent third-party valuation firm.

A summary of the Company's stock options outstanding under the Plan as of June 30, 2022, as well as the change during the year then ended is presented below:

	Number of Option Shares	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term
Options outstanding, July 1, 2021	-	$ -	0.00 years
Options granted	105,000	0.0014	
Options forfeited, expired or cancelled	-	-	
Options exercised	-	-	
Options outstanding, June 30, 2022	105,000	0.0014	9.41 years
Options outstanding, June 30, 2022			
Vested and exercisable	-	-	0.00 years
Expected to vest	105,000	0.0014	9.41 years

The weighted average grant date fair value of options granted during the year ended June 30, 2022 was $0.0014. For the year ended June 30, 2022, the Company recorded stock compensation expense of approximately $22. As of June 30, 2022, total combined unrecognized compensation cost related to nonvested stock option awards granted totaled approximately $123, which is expected to be recognized over a weighted average remaining period of 3.41 years.

6. Fair Value Measurements

Under U.S. GAAP, certain assets and liabilities are required to be recorded in the consolidated balance sheets on a recurring basis or measured on a nonrecurring basis under certain circumstances at fair value. The standards establish a framework for measuring fair value and expand related disclosures. Broadly, the framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The standards generally require the use of one or more valuation techniques that include the market, income or cost approaches. The standards also establish market or observable inputs as the preferred source of values when using such valuation techniques, followed by assumptions based on hypothetical transactions in the absence of market inputs.

The valuation techniques required by the fair value measurement standards are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect management's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

The Company utilizes the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements.

The Company values its SAFE notes liabilities associated at fair value each reporting period generally using Level 3 unobservable inputs, until settled. As of June 30, 2022, the Company had approximately $1,208,039 payable for SAFE notes required to be measured at fair value on a recurring basis.

As of June 30, 2022, the fair values of the Company's financial liabilities measured at fair value on a recurring basis are categorized as follows:

	Total	Level 1	Level 2	Level 3
Liabilities subject to fair value measurement:				
SAFE notes	$ 1,208,039	$ -	$ -	$ 1,208,039

7. **Subsequent Events**

The Company has evaluated subsequent events through September 25, 2025, the date the financial statements were available to be issued. The Company has concluded that no additional events have occurred subsequent to June 30, 2022 that require consideration as adjustments to, or disclosure in, its financial statements.

At various dates during the year ended June 30, 2023, the Company issued 845,302 shares of Series S-2 Preferred Stock at an issuance price of $1.3096 per share, for aggregate proceeds of approximately $1,107,000, and issued 200,168 shares of Series Mango Preferred Stock at an issuance price of $2.4979 per share, for aggregate proceeds of approximately $500,000.

At various dates during the year ended June 30, 2024, the Company issued 600,504 shares of Series Mango Preferred Stock at an issuance price of $2.4979 per share, for aggregate proceeds of approximately $1,500,000.

In July 2024, the Company issued 100,084 shares of Series Mango Preferred Stock at an issuance price of $2.4979 per share, for aggregate proceeds of approximately $250,000.